UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
 (Amendment No. 2)*

Duncan Energy Partners L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

265026 10 4
(CUSIP Number)

Richard H. Bachmann
1100 Louisiana, 10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

December 8, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Dan L. Duncan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	G
(b)	G
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
282,500
8	SHARED VOTING POWER
42,830,087
9	SOLE DISPOSITIVE POWER
282,500
10	SHARED DISPOSITIVE POWER
42,830,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,112,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
74.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
DD Securities LLC 26-1585743
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	G
(b)	G
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
103,100
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
103,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO-limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Dan Duncan LLC 76 0516773
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	G
(b)	G
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
42,726,987
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
42,726,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,726,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
74.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO-limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
EPE Holdings, LLC 13 4297068
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	G
(b)	G
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
42,726,987
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
42,726,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,726,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
74.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO-limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise GP Holdings L.P. 20 2133626
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	G
(b)	G
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
42,726,987
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
42,726,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,726,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
74.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise Products GP, LLC 76 0568221
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	G
(b)	G
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
42,726,987
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
42,726,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,726,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
74.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise Products Partners L.P. 76 0568219
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	G
(b)	G
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
42,726,987
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
42,726,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,726,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
74.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise Products OLPGP, Inc. 83 0378402
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	G
(b)	G
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
42,726,987
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
42,726,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,726,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
74.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise Products Operating LLC 26-0430539
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	G
(b)	G
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
42,726,987
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
42,726,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,726,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
74.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO-limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise Products GTM, LLC 20-0534075
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	G
(b)	G
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
37,333,887
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
37,333,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,333,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO-limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise GTMGP, LLC 20-0269588
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	G
(b)	G
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
37,333,887
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
37,333,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,333,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO-limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise GTM Holdings L.P. 76-0568220
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	G
(b)	G
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	G
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
37,333,887
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
37,333,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,333,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Schedule 13D/A”) relates to the common units representing limited partner interests (the “Common Units”) in Duncan Energy Partners L.P., a Delaware limited partnership (the “Issuer”), and the Class B units (“Class B Units”) representing limited partner interests in the Issuer, whose principal executive offices are located at 1100 Louisiana, 10th Floor, Houston, Texas 77002, and updates the Schedule 13D filed by Dan L. Duncan and his affiliates on February 15, 2007, as amended by a Schedule 13D/A filed by Dan L. Duncan and his affiliates on February 29, 2008 (“Original Schedule 13D”). The total number of Common Units reported as beneficially owned in this Schedule 13D/A is 5,778,700, and the total number of Class B Units reported as beneficially owned in this Schedule 13D/A is 37,333,887, which constitutes approximately 74.7% of the total number of units representing limited partner interests outstanding.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

This Schedule 13D/A is being filed by Dan L. Duncan, an individual residing in Houston, Texas (“Dan Duncan”), DD Securities LLC, a Texas limited liability company (“DD Securities”), Dan Duncan LLC, a Texas limited liability company (“DD LLC”), EPE Holdings, LLC, a Delaware limited liability company (“EPE GP”), Enterprise GP Holdings L.P., a Delaware limited partnership (“EPE”), Enterprise Products GP, LLC, a Delaware limited liability company (“EPD GP”), Enterprise Products Partners L.P., a Delaware limited partnership (“EPD”), Enterprise Products OLPGP, Inc., a Delaware corporation (“OLPGP”), Enterprise Products Operating LLC, a Texas limited liability company (successor to Enterprise Products Operating L.P.) (“EPO”), Enterprise Products GTM, LLC, a Delaware limited liability company (“GTM LLC”), Enterprise GTMGP, LLC, a Delaware limited liability company (“GTMGP”), and Enterprise GTM Holdings L.P., a Delaware limited partnership (“Enterprise GTM”). Dan Duncan, DD Securities, DD LLC, EPE GP, EPE, EPD GP, EPD, OLPGP, EPO, GTM LLC, GTMGP and Enterprise GTM are collectively referred to herein as the “Reporting Persons.”

Dan Duncan’s business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of DEP Holdings, LLC, a Delaware limited liability company and the sole general partner of the Issuer (the “General Partner”). Also, Dan Duncan is a Director and Chairman of EPE Holdings, LLC, a Delaware limited liability company and the sole general partner of EPE. EPE is the sole member of EPD GP. The General Partner’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DD Securities is an entity controlled by Dan Duncan as its sole member. As such, Dan Duncan owns 100% of the membership interests in DD Securities. DD Securities has no independent operations, and its principal functions are to hold, purchase or sell some of the personal investments of Dan Duncan. DD Securities’ principal business address is 1100 Louisiana Street, Suite 1000, Houston, Texas 77002.

DD LLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD LLC. DD LLC owns 100% of the membership interests in EPE GP. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in EPD, equity interests in EPE and other personal investments of Dan Duncan. DD LLC’s principal business address is 1100 Louisiana Street, Suite 1000, Houston, Texas 77002.

EPE GP owns a 0.01% general partner interest in EPE. EPE GP has no independent operations, and its principal functions are to directly and indirectly hold general partner interests in EPE. EPE GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPE owns 100% of the equity interests in EPD GP. EPE has no independent operations, and its principal functions are to directly hold a 100% membership interest in EPD GP and Common Units of EPD, 100% of the membership interests in the general partner of TEPPCO Partners, L.P. (“TEPPCO”) and Common Units of TEPPCO, as well as an ownership interest in the general partner and Common Units of Energy Transfer Equity,

 L.P.. EPE’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPD GP owns a 2.0% general partner interest in EPD. EPD GP acts as the general partner of EPD. EPD GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPD owns 100% of the equity interests in OLPGP and 99.999% of the membership interests in EPO. EPD has no independent operations, and its principal functions are to directly and indirectly hold membership interests in EPO. EPD’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

OLPGP owns 0.001% of the membership interests in EPO. OLPGP has no independent operations, and its principal functions are to directly and indirectly hold membership interests in EPO and other affiliates of EPD. OLPGP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPO is an indirect wholly owned subsidiary of EPD and owns 100% of the membership interests in GTM LLC. EPO’s principal business includes natural gas gathering, processing, transportation and storage; NGL fractionation (or separation), transportation, storage and import and export terminaling; crude oil transportation; and offshore production platform services and it also directly holds ownership interests in GTM LLC and the Issuer. EPO’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

GTM LLC owns 100% of the membership interests in GTMGP.  GTM LLC has no independent operations, and its principal functions are to directly hold membership interests in GTMGP.  GTM LLC’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

GTMGP owns a 1.0% general partner interest in Enterprise GTM.  GTMGP acts as the general partner of Enterprise GTM.  GTMGP’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Enterprise GTM is an indirect wholly owned subsidiary of EPO.  Enterprise GTM has no independent operations, and its principal functions are to directly hold the limited partner interests in the Issuer and certain equity interests of other affiliates of EPO.  Enterprise GTM’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Appendix A hereto sets forth information with respect to the directors and executive officers of OLPGP and the managers and executive officers of DD Securities, DD LLC, EPE GP, EPD GP, EPO, GTM LLC and GTMGP (collectively, the “Listed Persons”).

During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended by adding the following paragraph:

On December 8, 2008, the Issuer and EPO entered into a Unit Purchase Agreement, pursuant to which EPO purchased 41,529 Common Units in a registered offering for an aggregate price of $0.5 million, or $12.04 per unit.  The source of the funds used to purchase the 41,529 Common Units was general working capital.

Also on December 8, 2008, the Issuer entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with EPO, Enterprise GTM, the General Partner, DEP Operating Partnership, L.P. (“DEP OLP”) and DEP OLP GP, LLC (“OLP GP”). Pursuant to the Purchase Agreement, DEP OLP, an indirect, wholly owned subsidiary of the Issuer, acquired 100% of the membership interests in Enterprise Holding III, LLC (“Enterprise III”), a wholly owned subsidiary of Enterprise GTM, thereby acquiring controlling interests in certain subsidiaries of Enterprise GTM.  As partial consideration for the Enterprise III membership interests, DEP issued 37,333,887 Class B Units to Enterprise GTM.

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is amended by adding the following paragraph:

The purpose of EPO’s acquisition of Common Units and Enterprise GTM’s acquisition of Class B Units was to hold such Common Units and Class B Units, respectively, for investment purposes.

Item 5. Interest in Securities of the Issuer.

 Item 5 of the Original Schedule 13D is amended to read in its entirety as follows:

After giving effect to the transactions and distributions on February 5, 2007, during August of 2007 and on December 8, 2008 as described above:

(a) Enterprise GTM holds directly 37,333,887 Class B Units, representing 64.7% of the outstanding units representing limited partner interests of the Issuer.

GTMGP holds no Common Units or Class B Units directly, but is the sole general partner of Enterprise GTM, and as such has an indirect beneficial ownership in the 37,333,887 Class B Units owned directly by Enterprise GTM.

GTM LLC holds no Common Units or Class B Units directly, but is the sole member of GTMGP, and as such has an indirect beneficial ownership in the 37,333,887 Class B Units owned directly by Enterprise GTM.

EPO holds directly 5,393,100 Common Units and as sole member of GTM LLC has an indirect beneficial ownership in the 37,333,887 Class B Units owned directly by Enterprise GTM, representing approximately 74.1% of the outstanding units representing limited partner interests of the Issuer.

OLPGP holds no Common Units or Class B Units directly, but is the sole manager of EPO and owns a .001% membership interest in EPO. Accordingly, OLPGP has an indirect beneficial ownership in the 5,393,100 Common Units owned directly by EPO and the 37,333,887 Class B Units owned directly by Enterprise GTM.

EPD holds no Common Units or Class B Units directly, but is the sole stockholder of OLPGP, and as such has an indirect beneficial ownership in the 5,393,100 Common Units owned directly by EPO and the 37,333,887 Class B Units owned directly by Enterprise GTM.

EPD GP holds no Common Units or Class B Units directly, but is the 2.0% general partner of EPD, and as such has an indirect beneficial ownership in the 5,393,100 Common Units owned directly by EPO and the 37,333,887 Class B Units owned directly by Enterprise GTM.

EPE holds no Common Units or Class B Units directly, but is the sole member of EPD GP and as such has an indirect beneficial ownership in the 5,393,100 Common Units owned directly by EPO and the 37,333,887 Class B Units owned directly by Enterprise GTM.

EPE GP holds no Common Units or Class B Units directly, but is the 0.01% general partner of EPE and as such has an indirect beneficial ownership in the 5,393,100 Common Units owned directly by EPO and the 37,333,887 Class B Units owned directly by Enterprise GTM.

DD LLC holds no Common Units or Class B Units directly, but is the sole member of EPE GP and as such has an indirect beneficial ownership in the 5,393,100 Common Units owned directly by EPO and the 37,333,887 Class B Units owned directly by Enterprise GTM.

DD Securities holds directly 103,100 Common Units, representing approximately 0.2% of the outstanding limited partner interests of the Issuer.

Dan Duncan holds directly 282,500 Common Units and as the sole member of DD LLC and DD Securities has an indirect beneficial ownership in the 5,393,100 Common Units owned directly by EPO, the 103,100 Common Units owned directly by DD Securities and the 37,333,887 Class B Units owned directly by Enterprise GTM.

(b) As set forth herein, Enterprise GTM has voting and dispositive power over the 37,333,887 Class B Units it directly owns.

As set forth herein, GTMGP, as the sole general partner of Enterprise GTM, has shared voting and dispositive power over the 37,333,887 Class B Units owned directly by Enterprise GTM.

As set forth herein, GTM LLC, as the sole member of GTMGP, has shared voting and dispositive power over the 37,333,887 Class B Units owned directly by Enterprise GTM.

As set forth herein, EPO has voting and dispositive power over the 5,393,100 Common Units it directly owns and shared voting and dispositive power over the 37,333,887 Class B Units owned directly by Enterprise GTM.

As set forth herein, OLPGP, as sole manager of EPO, has shared voting and dispositive power over the 5,393,100 Common Units owned directly by EPO and the 37,333,887 Class B Units owned directly by Enterprise GTM.

As set forth herein, EPD, as the sole stockholder of OLPGP, has shared voting and dispositive power over the 5,393,100 Common Units owned directly by EPO and the 37,333,887 Class B Units owned directly by Enterprise GTM.

As set forth herein, EPD GP, as general partner of EPD, has shared voting and dispositive power over the 5,393,100 Common Units owned directly by EPO and the 37,333,887 Class B Units owned directly by Enterprise GTM.

As set forth herein, EPE, as sole member of EPD GP, has shared voting and dispositive power over the 5,393,100 Common Units owned directly by EPO and the 37,333,887 Class B Units owned directly by Enterprise GTM.

As set forth herein, EPE GP, as general partner of EPE, has shared voting and dispositive power over the 5,393,100 Common Units owned directly by EPO and the 37,333,887 Class B Units owned directly by Enterprise GTM.

As set forth herein, DD LLC, as sole member of EPE GP, has shared voting and dispositive power over the 5,393,100 Common Units owned directly by EPO and the 37,333,887 Class B Units owned directly by Enterprise GTM.

As set forth herein, DD Securities has voting and dispositive power over the 103,100 Common Units it directly owns.

As set forth herein, Dan Duncan has voting and dispositive power over the 282,500 Common Units he directly owns and, as sole member of DD LLC and DD Securities, has shared voting and dispositive power over the 5,393,100 Common Units owned directly by EPO, the 103,100 Common Units owned directly by DD Securities and the 37,333,887 Class B Units owned directly by Enterprise GTM.

(c) Except as otherwise set forth herein, none of the Reporting Persons or, to the Reporting Person’s knowledge, the Listed Persons has effected any transactions in Common Units in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units or Class B Units being reported on this Schedule 13D/A.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended by adding the following paragraph:

Pursuant to the Third Amendment to Amended and Restated Agreement of Limited Partnership of the Issuer, the 37,333,887 Class B Units issued to Enterprise GTM will convert automatically on February 1, 2009, the date immediately after the record date for distributions relating to the fourth quarter of 2008, into 33,333,887 Common Units.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit
99.1
Purchase and Sale Agreement dated as of December 8, 2008 by and among (a) Enterprise Products Operating LLC and Enterprise GTM Holdings L.P. as the Seller Parties and (b) Duncan Energy Partners L.P., DEP Holdings, LLC, DEP Operating Partnership, L.P. and DEP OLP GP, LLC as the Buyer Parties (incorporated by reference to Exhibit 10.1 to the Form 8-K filed December 8, 2008).

99.2
Unit Purchase Agreement, dated as of December 8, 2008, by and between Duncan Energy Partners L.P. and Enterprise Products Operating LLC (incorporated by reference to Exhibit 10.9 to the Form 8-K filed December 8, 2008).

99.3
Third Amendment to Amended and Restated Partnership Agreement of Duncan Energy Partners L.P. dated as of December 8, 2008 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed December 8, 2008).

99.4*	Joint Filing Statement.

* - Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2008	/s/ Dan L. Duncan Dan L. Duncan DD SECURITIES LLC By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President and Chief Legal Officer
DAN DUNCAN LLC By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President and Chief Legal Officer
ENTERPRISE PRODUCTS OPERATING LLC By: Enterprise Products OLPGP, Inc., its Sole Manager By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President, Chief Legal Officer and Secretary
ENTERPRISE PRODUCTS OLPGP, INC. By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President, Chief Legal Officer and Secretary
ENTERPRISE PRODUCTS PARTNERS L.P. By: Enterprise Products GP, LLC, its general partner By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President, Chief Legal Officer and Secretary
ENTERPRISE PRODUCTS GP, LLC By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President, Chief Legal Officer and Secretary

EPE HOLDINGS, LLC By: Dan Duncan LLC, its Sole Member By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President, Chief Legal Officer and Secretary
ENTERPRISE GP HOLDINGS L.P.

By:   EPE HOLDINGS, LLC, its General Partner

By:   Dan Duncan LLC, its Sole Member

By:   /s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President, Chief Legal Officer and Secretary

ENTERPRISE PRODUCTS GTM, LLC By: /s/ Darryl E. Smith Darryl E. Smith, Manager
ENTERPRISE GTMGP, LLC By: /s/ Michael A. Creel Michael A. Creel Executive Vice President and Chief Financial Officer
ENTERPRISE GTM HOLDINGS L.P. By: Enterprise GTMGP, LLC, its general partner By: /s/ Michael A. Creel Michael A. Creel Executive Vice President and Chief Financial Officer

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS OLPGP, INC.

Directors and Executive Officers of Enterprise Products OLPGP, Inc. (“OLPGP”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of OLPGP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with OLPGP; Other Present Principal Occupation
Dan L. Duncan
Chairman and Director;

Chairman and Director of Enterprise Products GP, LLC, EPE Holdings, LLC, DEP Holdings, LLC and Enterprise GTMGP, LLC; President, Chief Executive Officer and Manager of both Dan Duncan LLC and DD Securities LLC

Michael A. Creel
President, Chief Executive Officer and Director;

President and Chief Executive Officer of Enterprise Products GP, LLC and Director of DEP Holdings, LLC; Executive Vice President, Chief Financial Officer and Director of Enterprise GTMGP, LLC

Richard H. Bachmann
Executive Vice President, Secretary, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer and Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and Enterprise GTMGP, LLC; Executive Vice President, Chief Legal Officer and Secretary  and Manager of both Dan Duncan LLC and DD Securities LLC; President, Chief Executive Officer and Director of DEP Holdings, LLC

W. Randall Fowler
Executive Vice President, Chief Financial Officer and Director;

Executive Vice President and Chief Financial Officer and Director of Enterprise Products GP, LLC and DEP Holdings, LLC and EPE Holdings, LLC; Executive Vice President, Chief Financial Officer, and Treasurer and Manager of both Dan Duncan LLC and DD Securities LLC; Senior Vice President and Treasurer of Enterprise GTMGP, LLC

James H. Lytal	Executive Vice President; Executive Vice President of Enterprise Products GP, LLC, DEP Holdings, LLC and Enterprise GTMGP, LLC
A. J. Teague	Executive Vice President; Executive Vice President, Chief Commercial Officer and Director of Enterprise Products GP, LLC and DEP Holdings, LLC; Executive Vice President of Enterprise GTMGP, LLC
William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC and EPE Holdings, LLC; Executive Vice President of DEP Holdings, LLC; Senior Vice President of Enterprise GTMGP, LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Dan L. Duncan
President, Chief Executive Officer and Manager;

Chairman and Director of Enterprise Products GP, LLC, EPE Holdings, LLC, DEP Holdings, LLC, Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC; President, Chief Executive Officer and Manager of DD Securities LLC

Richard H. Bachmann
Executive Vice President, Chief Legal Officer, Secretary and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC, Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC;  Executive Vice President, Chief Legal Officer, Secretary and Manager of DD Securities LLC;

President, Chief Executive Officer and Director of DEP Holdings, LLC

Ralph S. Cunningham
Executive Vice President and Manager;

President, Chief Executive Officer and Director of EPE Holdings, LLC;  Executive Vice President and Manager of DD Securities LLC;  Director of DEP Holdings, LLC and Enterprise Products GP, LLC; Interim President, Interim Chief Executive Officer, Group Executive Vice President, and Chief Operating Officer  and Director of Enterprise GTMGP, LLC

W. Randall Fowler
Executive Vice President, Chief Financial Officer and Treasurer and Manager;

Executive Vice President, Chief Financial Officer and  Director of EPE Holdings, LLC, Enterprise Products GP, LLC, Enterprise Products OLPGP, Inc. and DEP Holdings, LLC;  Executive Vice President, Chief Financial Officer, Treasurer and Manager of DD Securities LLC; Senior Vice President and Treasurer of Enterprise GTMGP, LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC

Managers and Executive Officers of DD Securities LLC (“DD Securities”). Set forth below is the name, current business address, citizenship, position with DD Securities and the present principal occupation or employment of each manager and executive officer of DD Securities. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities; Other Present Principal Occupation
Dan L. Duncan
President, Chief Executive Officer and Manager;

Chairman and Director of Enterprise Products GP, LLC, EPE Holdings, LLC, DEP Holdings, LLC , Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC; President, Chief Executive Officer and Manager of Dan Duncan LLC

Richard H. Bachmann
Executive Vice President, Chief Legal Officer, Secretary and Manager;

Executive Vice President,  Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC, Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC; Executive Vice President, Chief Legal Officer and Manager of Dan Duncan LLC

President, Chief Executive Officer and Director of DEP Holdings, LLC

Ralph S. Cunningham
Executive Vice President and Manager;

President, Chief Executive Officer and Director of EPE Holdings, LLC;  Executive Vice President and Manager of Dan Duncan LLC; Director of DEP Holdings, LLC and Enterprise Products GP, LLC;  Interim President, Interim Chief Executive Officer, Group Executive Vice President, and Chief Operating Officer  and Director of Enterprise GTMGP, LLC

W. Randall Fowler
Executive Vice President, Chief Financial Officer, Treasurer and Manager;

Executive Vice President, Chief Financial Officer and  Director of EPE Holdings, LLC, Enterprise Products GP, LLC, Enterprise Products OLPGP, Inc. and DEP Holdings, LLC; Executive Vice President, Chief Financial Officer and Treasurer and Manager of Dan Duncan LLC; Senior Vice President and Treasurer of Enterprise GTMGP, LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
EPE HOLDINGS, LLC

Managers and Executive Officers of EPE Holdings, LLC (“EPE GP”). Set forth below is the name, current business address, citizenship, position with EPE GP and the present principal occupation or employment of each manager and executive officer of EPE GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPE GP; Other Present Principal Occupation
Dan L. Duncan
Chairman and Director;

Chairman and Director of Enterprise Products GP, LLC, DEP Holdings, LLC, Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC; President, Chief Executive Officer and Manager of both Dan Duncan LLC and DD Securities LLC

Richard H. Bachmann
Executive Vice President, Chief Legal Officer, Secretary and Director;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC; Executive Vice President, Chief Legal Officer and Manager of Dan Duncan LLC and DD Securities LLC

President, Chief Executive Officer  and Director of DEP Holdings, LLC

Ralph S. Cunningham
President, Chief Executive Officer and Director;

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC; Director of DEP Holdings, LLC and Enterprise Products GP, LLC;   Interim President, Interim Chief Executive Officer, Group Executive Vice President, and Chief Operating Officer  and Director of Enterprise GTMGP, LLC

W. Randall Fowler
Executive Vice President, Chief Financial Officer and Director;

Executive Vice President, Chief Financial Officer and Director of Enterprise Products GP, LLC, Enterprise OLPGP, Inc. and DEP Holdings, LLC;  Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Senior Vice President and Treasurer of Enterprise GTMGP, LLC

William Ordemann
Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products OLPGP, Inc.; Executive Vice President of DEP Holdings, LLC; Senior Vice President of Enterprise GTMGP, LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS GP, LLC

Managers and Executive Officers of Enterprise Products GP, LLC (“EPD GP”). Set forth below is the name, current business address, citizenship, position with EPD GP and the present principal occupation or employment of each manager and executive officer of EPD GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPD GP; Other Present Principal Occupation
Dan L. Duncan
Chairman and Director;

Chairman and Director of EPE Holdings, LLC, DEP Holdings, LLC, Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC;  President, Chief Executive Officer and Manager of both Dan Duncan LLC and DD Securities LLC

Michael A. Creel
President, Chief Executive Officer and Director;

President, Chief Executive Officer and Director of Enterprise Products OLPGP, Inc.; Director of DEP Holdings, LLC; Executive Vice President, Chief Financial Officer and Director of Enterprise GTMGP, LLC

Richard H. Bachmann
Executive Vice President, Chief Legal Officer, Secretary and Director;

Executive Vice President,  Chief Legal Officer, Secretary and Director of EPE Holdings, LLC, Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC

President, Chief Executive Officer and Director of DEP Holdings, LLC

W. Randall Fowler
Executive Vice President, Chief Financial Officer and Director;

Executive Vice President, Chief Financial Officer and Director of EPE Holdings, LLC, Enterprise Products OLPGP, Inc. and DEP Holdings, LLC; and Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Senior Vice President and Treasurer of Enterprise GTMGP, LLC

A. James Teague
Executive Vice President, Chief Commercial Officer and Director;

Executive Vice President, Chief Commercial Officer and Director of DEP Holdings, LLC; Executive Vice President of Enterprise Products OLPGP, Inc. and Enterprise GTMGP, Inc.

James H. Lytal	Executive Vice President; Executive Vice President of DEP Holdings, LLC, Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC
William Ordemann
Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of  Enterprise Products OLPGP, Inc. and EPE Holdings, LLC; Executive Vice President of DEP Holdings, LLC; Senior Vice President of Enterprise GTMGP, LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS OPERATING LLC

Managers and Executive Officers of Enterprise Products OLPGP, Inc. (“OLPGP”), the sole manager of Enterprise Products Operating LLC (“EPO”). Set forth below is the name, current business address, citizenship, position with EPO and the present principal occupation or employment of each manager and executive officer of EPO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with OLPGP (sole manager of EPO) Other Present Principal Occupation
Dan L. Duncan
Chairman and Director;

Chairman and Director of Enterprise Products GP, LLC, EPE Holdings, LLC, DEP Holdings, LLC, and Enterprise GTMGP, LLC; President, Chief Executive Officer and Manager of both Dan Duncan LLC and DD Securities LLC

Michael A. Creel
President, Chief Executive Officer and Director;

President, Chief Executive Officer and Director of Enterprise Products GP, LLC; Director of DEP Holdings, LLC; Executive Vice President, Chief Financial Officer and Director of Enterprise GTMGP, LLC

Richard H. Bachmann
Executive Vice President, Chief Legal Officer, Secretary and Director;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and Enterprise GTMGP, LLC; Executive Vice President, Chief Legal Officer, Secretary  and  Manager of both Dan Duncan LLC and DD Securities LLC; President, Chief Executive Officer and Director of DEP Holdings, LLC

W. Randall Fowler
Executive Vice President, Chief Financial Officer and Director;

Executive Vice President and Chief Financial Officer and Director of Enterprise Products GP, LLC , DEP Holdings, LLC, EPE Holdings, LLC;  Executive Vice President, Chief Financial Officer, Treasurer and Manager of  Dan Duncan LLC and DD Securities LLC; Senior Vice President and Treasurer of Enterprise GTMGP, LLC

James H. Lytal	Executive Vice President; Executive Vice President of Enterprise Products GP, LLC, DEP Holdings, LLC and Enterprise GTMGP, LLC
A. J. Teague	Executive Vice President; Executive Vice President, Chief Commercial Officer and Director of Enterprise Products GP, LLC and DEP Holdings, LLC; Executive Vice President of Enterprise GTMGP, LLC
William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC and EPE Holdings, LLC; Executive Vice President of DEP Holdings, LLC; Senior Vice President of Enterprise GTMGP, LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS GTM, LLC

Managers and Executive Officers of Enterprise Products GTM, LLC (“GTM LLC”). Set forth below is the name, current business address, citizenship, position with GTM LLC and the present principal occupation or employment of each manager and executive officer of GTM LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with GTM LLC; Other Present Principal Occupation
Brian T. Harrison	Manager;
Kari L. Johnson	Manager;
Darryl E. Smith	Manager;

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
ENTERPRISE GTMGP, LLC

Managers and Executive Officers of Enterprise GTMGP, LLC (“GTMGP”). Set forth below is the name, current business address, citizenship, position with GTMGP and the present principal occupation or employment of each manager and executive officer of GTMGP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with GTMGP; Other Present Principal Occupation
Dan L. Duncan
Chairman and Director;

Chairman and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and DEP Holdings, LLC and Enterprise Products OLPGP, Inc.; President, Chief Executive Officer and Manager of both Dan Duncan LLC and DD Securities LLC

Richard H. Bachmann
Executive Vice President, Chief Legal Officer, Secretary and Director;

Executive Vice President,  Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and Enterprise Products OLPGP, Inc.;  Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC

President, Chief Executive Officer and Director of DEP Holdings, LLC

Ralph S. Cunningham
Interim President, Interim Chief Executive Officer, Group Executive Vice President, and Chief Operating Officer and Director;

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC; President, Chief Executive Officer and Director of

EPE Holdings, LLC; Director of DEP Holdings, LLC and Enterprise Products GP, LLC
Michael A. Creel
Executive Vice President, Chief Financial Officer and Director;

President, Chief Executive Officer and Director of Enterprise Products OLPGP, Inc. and Enterprise Products GP, LLC; Director of DEP Holdings, LLC

A. James Teague
Executive Vice President;

Executive Vice President, Chief Commercial Officer and Director of Enterprise Products GP, LLC and DEP Holdings, LLC; Executive Vice President of Enterprise Products OLPGP, Inc.

W. Randall Fowler
Senior Vice President and Treasurer;

Executive Vice President, Chief Financial Officer and Director of Enterprise Products GP, LLC , DEP Holdings, LLC, EPE Holdings, LLC and Enterprise Products OLPGP, Inc.; Executive Vice President, Chief Financial Officer, Treasurer and Manager of  Dan Duncan LLC and DD Securities LLC

James H. Lytal	Executive Vice President; Executive Vice President of Enterprise Products GP, LLC, DEP Holdings, LLC and Enterprise Products OLPGP, Inc.
William Ordemann
Senior Vice President;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC,  EPE Holdings, LLC and Enterprise Products OLPGP, Inc.;  Executive Vice President of DEP Holdings, LLC